中海集裝箱運輸股份有

China Shipping Container Lines Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

Unusual Price Movement

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price of the shares of China Shipping Container Lines Company Limited (the "**Company**").

Save as disclosed in the Company's: (a) announcement dated 8 August 2007 regarding the acquisition of vessels by the Company from Samsung Heavy Industries Co., Ltd.; and (b) announcement dated 9 August 2007 and circular dated 15 August 2007 regarding, among other things, the Company's proposed A share issue and proposed bonus issue, we are not aware of any other reasons for such increases, we confirm that there are no other negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") and we are also not aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Further announcement(s) will be made and/or circular(s) will be issued, if necessary, pursuant to the Listing Rules.

Made by order of the board of directors of the Company (the "**Board**"), the directors of which, individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
23 August 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

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